[Letterhead of Shearman & Sterling LLP]

jberkery@shearman.com	March 27, 2007
212-848-7765

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549
Attn:   Adam Phippen

Re:	The AES Corporation
Form 8-K Filed March 19, 2007
File No. 1-1291

Dear Mr. Phippen:

This letter is written on behalf of our client, The AES Corporation (the “Company”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated March 21, 2007 (the “Comment Letter”).  Each of the responses set forth below has been provided by the Company.  For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response.

1.                                      On February 26, 2007 you filed Form 8-K under Items 2.02 and 8.01 announcing that you would be restating previously reported financial statements.  In the filing you disclose that the decision to restate was made on February 22, 2007 after consultation with your Financial Audit Committee and after discussion with your independent registered public accounting firm.  Please tell us why you believe you were not required to file Form 8-K under Item 4.02 and the basis for your conclusion.

The Company was not required to file its current report on Form 8-K dated February 26, 2007 (the “February 8-K”) under Item 4.02 of Form 8-K because, although the Company had identified errors that would require adjustment and restatement, the Company determined that the errors identified at the time the February 8-K was filed were not material, either individually

Division of Corporation Finance	March 27, 2007

or in the aggregate, to any of the prior reported periods in which the errors occurred.(1) In determining materiality, the Company used both a quantitative and a qualitative analysis as prescribed by Staff Accounting Bulletin No. 99 (“SAB 99”).  Although it determined that the errors in the prior reported periods were not material, the Company nevertheless determined that restatement was required because, if the Company did not restate its prior period financial statements, then the identified adjustments would have been recognized in the fourth quarter and full year ended December 31, 2006, the cumulative effect of which may have been material to those periods.  Accordingly, since the errors in the financial statements for the prior reported periods were not material, the Company determined that there was not “non-reliance on previously issued financial statements” on the date the February 8-K was filed, even though the Company had decided to restate those financial statements.

In support of its decision, the Company respectfully references the following excerpt from the “AICPA SEC REGULATIONS COMMITTEE JOINT MEETING WITH THE SEC STAFF — SEPTEMBER 26, 2006”:

The Committee expressed their view that, if a registrant does not need to amend previously issued financial statements, there is no requirement for a Form 8-K Item 4.02(a) filing. As discussed above, the SEC staff confirmed that if there is an immaterial error in a prior year and the registrant waits until the next Form 10-K to correct it, a Form 8-K Item 4.02(a) filing is not required. [emphasis added]

Similarly, in a December 12 speech before the 2006 AICPA National Conference on Current SEC and PCAOB developments, Assistant Chief Accountant Louise Dorsey stated that, “An Item 4.02 8-K is not automatically required for every error in the financial statements. It would depend on a SAB 99 quantitative and qualitative analysis.”  In this case, the Company’s determination was made by management, after consultation with the Financial Audit Committee of the Board of Directors, after discussion with the Company’s independent registered public accounting firm, Deloitte & Touche LLP.

In the February 8-K, the Company stated, “Since the accounting review is not complete, no definitive conclusions can be presented regarding the adjustments that will be made in the restatement.”  It was not until after the February 8-K was filed that the Company discovered an error relating to the accounting for an embedded foreign currency derivative in a power sales agreement at the Company’s facility in Cartagena, Spain.  Unlike the prior errors identified by

(1)             The Company routinely evaluates prior period errors that may arise in the normal course of its closing process and corrects these errors by recording them within the financial statements in the period that they are discovered provided that they are not material to either the current period or the period to which the error relates.

Division of Corporation Finance	March 27, 2007

the Company, in this case the Company determined that the error was material to prior periods.  Based on this new information, on March 16, 2007, at the recommendation of management and after discussion with Deloitte & Touche LLP, the Company’s Financial Audit Committee determined that its prior period financial statements should no longer be relied upon.  The Company disclosed this determination in the March 19, 2007 Form 8-K (the “March 8-K”).  The Staff should note that the Company still has not completed its year-end accounting review and it is possible that additional adjustments may be required beyond what has been disclosed in the March 8-K.

2.                                      If true, please revise to disclose that the Financial Audit Committee also concluded that previously issued financial statements included in quarterly reports on Form 10-Q for fiscal years 2003 through 2006 should no longer be relied upon.  Refer to Item 4.02(a)(1) of Form 8-K.

The Company respectfully submits that the requested disclosure is not required.  The Company has already disclosed non-reliance on prior year financial statements.  For 2006, the Company asserts that the adjustments proposed are not material to previously filed interim period financial statements.

3.                                      In the fourth paragraph under Item 4.02 you disclose that non-reliance on prior period financial statements is the result of a required adjustment for an embedded foreign currency derivative which caused a material adjustment to prior periods.  Considering the expected cumulative reduction in net income as a result of the errors currently identified as disclosed in the third paragraph, please explain to us why this disclosure is accurate and should not be revised to identify other errors which caused material adjustments to prior periods.

As disclosed in the Company’s response to Comment No. 1 above, other than the error related to the embedded derivative, the Company does not believe that any errors were material to any prior period based on its analysis of materiality under Staff Accounting Bulletin No. 99.

4.                                      Please revise to disclose a brief description of the facts underlying each of the errors identified in the third paragraph.  Refer to Item 4.02(a)(2) of Form 8-K

The error which caused non-reliance was the embedded derivative referenced above.  Since the Company provided a brief description of the facts underlying the non-reliance determination through its description of the embedded derivative in the March Form 8-K, the Company respectfully asserts that it has complied with Item 4.02(a) (2).  The other errors set forth in the bullet points in the third paragraph referenced in the Staff’s comment were presented in order to provide better disclosure for investors, not because these categories of errors created non-reliance on prior financial statements.

Division of Corporation Finance	March 27, 2007

5.                                      Please revise to disclose whether the Financial Audit Committee, or the Board of Directors or authorized officer or officers, discussed the matters disclosed in this filing with Deloitte & Touche LLP. Refer to Item 4.02(a)(3) of Form 8-K.

The Company respectfully submits that in the March 8-K, the Company states that, “The non-reliance determination was made on March 16, 2007 by the Financial Audit Committee of AES’s Board of Directors, upon the recommendation of management.  The determination has been discussed with Deloitte & Touche LLP.”  The Company included this language to satisfy the requirements of Item 4.02(a) (3).

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss this letter at any time or need any additional information, please do not hesitate to contact myself or Catherine M. Freeman, Vice President and Controller of the Company (703-682-6356).

Sincerely,

/s/ John P. Berkery

John P. Berkery